UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NeuMedia, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

562565101

(CUSIP Number)

February 12, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Capital, L.P. (“Spark Capital”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See response to row 5

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Management Partners, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See response to row 5

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Member Fund, L.P. (“Spark Member Fund”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See response to row 5

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Spark Capital Founders’ Fund, L.P. (“Spark Founders Fund”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power See response to row 5

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power See response to row 7

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Todd Dagres

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Santo Politi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bijan Sabet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No: 562565101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul J. Conway

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer NeuMedia, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 4751 Wilshire Boulevard, Third Floor Los Angeles, CA 90010

Item 2.
(a)

Name of Person Filing
Spark Capital, L.P. (“Spark Capital”), Spark Management Partners, LLC (“Spark Management”), Spark Member Fund, L.P. (“Spark Member Fund”), Spark Capital Founders’ Fund, L.P. (“Spark Founders Fund”), Todd Dagres (“Dagres”), Santo Politi (“Politi”), Bijan Sabet (“Sabet”) and Paul J. Conway (“Conway”)  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Dagres, Politi, Sabet and Conway are the sole managing members of Spark Management, the sole general partner of each of Spark Capital, Spark Member Fund and Spark Founders Fund.  Each of Spark Member Fund and Spark Founders Fund invests alongside Spark Capital in investments made by Spark Capital.

	(b)	Address of Principal Business Office or, if none, Residence Spark Capital 137 Newbury Street Boston, MA 02116
(c)

Citizenship
Dagres, Politi, Sabet and Conway are United States citizens.  Spark Capital, Spark Member Fund and Spark Founders Fund are limited partnerships organized under the laws of the State of Delaware.  Spark Management is a limited liability company organized under the laws of the State of Delaware.

	(d)	Title of Class of Securities Common Stock, $0.0001 par value per share
	(e)	CUSIP Number 562565101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons is based upon 41,670,746 shares of Common Stock outstanding as of November 6, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q dated as of November 6, 2011.

The following information with respect to the ownership of the shares of the issuer by the Reporting Persons filing this Statement is provided as of November 6, 2011:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person.
(b) Percent of class: See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited partnership agreements of Spark Capital, Spark Member Fund and Spark Founders Fund and the limited liability company agreement of Spark Management, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No: 562565101

Item 10.	Certification
Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February     , 2012

SPARK CAPITAL, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK MANAGEMENT PARTNERS, LLC

By:	*
Managing Member

SPARK MEMBER FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK CAPITAL FOUNDERS’ FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

TODD DAGRES

By:	*
Todd Dagres

SANTO POLITI

By:	*
Santo Politi

CUSIP No: 562565101

BIJAN SABET

		By:	*
Bijan Sabet

PAUL J. CONWAY

		By:	*
Paul J. Conway

*By:	/s/ Paul J. Conway
Name:	Paul J. Conway
Attorney-in-Fact

[This Schedule 13G was executed pursuant to a Power of Attorney.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

CUSIP No: 562565101

EXHIBIT I — AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of NeuMedia, Inc.

Dated February     , 2012

SPARK CAPITAL, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK MANAGEMENT PARTNERS, LLC

By:	*
Managing Member

SPARK MEMBER FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

SPARK CAPITAL FOUNDERS’ FUND, L.P.

By:	Spark Management Partners, LLC

By:	*
Managing Member

TODD DAGRES

By:	*
Todd Dagres

SANTO POLITI

By:	*
Santo Politi

CUSIP No: 562565101

BIJAN SABET

		By:	*
Bijan Sabet

PAUL J. CONWAY

		By:	*
Paul J. Conway
*By:	/s/ Paul J. Conway
Name:	Paul J. Conway
Attorney-in-Fact

This Schedule 13G was executed pursuant to a Power of Attorney.  Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]